David H. Taylor Executive Vice President, Chief Financial Officer		(336) 335-7668 Fax (336) 335-7755

November 22, 2011

Ms. Linda Cvrkel

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Lorillard, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 18, 2011
File No. 001-34097

Dear Ms. Cvrkel:

This letter is in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), Division of Corporation Finance in the comment letter dated November 9, 2011 (the “Comment Letter”) to Lorillard, Inc. ( “Lorillard” or “we”). In the Comment Letter, you included one comment regarding Lorillard’s annual report on Form 10-K for the year ended December 31, 2010 (the “Annual Report”).

We have included the text of your comment followed by our response below.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 19. Legal Proceedings, page 76

1.	We note your disclosure on page 88 indicating that Lorillard records provisions in the consolidated financial statements for pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. We also note that except for the impact of the State Settlement Agreements and The Scott Case, you indicate that management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation and, therefore, no material provision has been made in the consolidated financial statements for any unfavorable outcome. In this regard, please explain to us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of loss would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Corporate Office: 714 Green Valley Road Greensboro, NC 27408	Mail to: P.O. Box 10529 Greensboro, NC 27404-0529

Response:

Given Lorillard’s extensive involvement in smoking and health product liability litigation over many decades, we maintain procedures to assess and monitor the status of all outstanding litigation in order to determine the probability of loss and assess whether an estimate of the possible loss or range of loss can be determined. Each quarter in-house litigation counsel responsible for managing the various ongoing litigation matters receive updates from outside counsel and discuss with Lorillard’s General Counsel any new or threatened litigation and actual or expected developments related to ongoing litigation during the quarter. Following these discussions, the in-house litigation counsel provide a report on outstanding litigation to the General Counsel and Finance Department for review. A meeting is then held with senior members of Lorillard’s Legal and Finance Departments, including the Corporate Controller and General Counsel, to discuss the status of litigation and recent developments included in the report. During this discussion, we consider, among other things, the nature of the claims; the jurisdiction in which the claims have been filed and the law and case law developed in that jurisdiction; the experience of plaintiffs’ counsel in this type of litigation; the parties’ respective litigation strategies; the stage of the proceedings; the outcome of the matters at trial or on appeal; the type and amount of damages claimed by plaintiffs; the outcomes and damage awards, if any, for similar matters brought against Lorillard and/or the tobacco industry; and the possibility and likelihood of success on appeal. Based on this discussion, we determine the likelihood of loss and whether we can reasonably estimate the possible loss or a range of loss for each material matter. In addition, throughout each quarter Lorillard’s Legal Department monitors and regularly receives updates from outside counsel on the status of pending litigation against Lorillard, and the Legal and Finance Departments discuss any significant developments as they occur or are expected to occur to determine whether they would require a change to our loss analysis.

Lorillard establishes accruals in accordance with Accounting Standards Codification Topic 450, Contingencies (“ASC 450”), when a material litigation liability is both probable and can be reasonably estimated. As you noted, we have established accruals with regard to the State Settlement Agreements and the Scott case, because we determined a loss to be both probable and reasonably estimable. We have disclosed the probable amounts of loss for each of these matters. For reasonably possible loss contingencies, ASC 450 requires disclosure of the nature of the loss contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. As you also noted, we have included disclosure within Note 19 (“Note 19”) to our Consolidated Financial Statements in the Annual Report stating that “management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation and, therefore, no material provision has been made in the consolidated financial statements for any unfavorable outcome.”

Among the factors causing our inability to estimate the possible loss or a range of loss are the specific facts of each matter; the legal theories proffered by plaintiffs and legal defenses available to Lorillard; the wide-ranging outcomes reached in similar cases; differing procedural and substantive laws in the various jurisdictions in which lawsuits have been filed, including whether punitive damages may be pursued or are permissible; the degree of specificity in a plaintiff’s complaint; the history of the case and whether discovery has been completed; plaintiffs’ history of use of Lorillard’s cigarettes relative to those of the other defendants; the attribution of damages, if any, among multiple defendants; the application of contributory and/or comparative negligence to the allocation of damage awards among plaintiffs and defendants; the likelihood of settlements for de minimus amounts prior to trial; the likelihood of success at trial; the likelihood of success on appeal; and the impact of current and pending state and federal appellate decisions. These complexities prevent us from providing an estimate of the amount or range of possible loss and are typically not alleviated until the late stages of litigation.

As disclosed in our most recent quarterly report on Form 10-Q for the quarter ended September 30, 2011, the largest group of cases still pending against Lorillard are the Engle product liability cases. The original Engle case had been certified as a class action that resulted in a jury verdict awarding compensatory damages to three plaintiffs and punitive damages of $145 billion against all defendants. In 2006, the Florida Supreme Court vacated the punitive damage award and decertified the class, permitting individual claims to proceed (the “Engle Progeny Cases”). As of October 21, 2011, 5,951 Engle Progeny Cases were pending against Lorillard. In most of the pending cases, plaintiffs have not claimed a specific damage amount other than to claim the damages equal or exceed the jurisdictional limit of the court in which the suit was filed. Six verdicts have been returned in Engle Progeny trials in which Lorillard was a defendant. In one case, the jury returned a verdict for the defendants. In the five other cases, jury verdicts were returned for plaintiffs with Lorillard’s portion of these judgments ranging from $4,500 to $17.3 million. In these cases, the juries’ apportionment of fault to plaintiffs ranged from 35% to 95%, resulting in a reduction in the total damages paid by defendants. In addition, the allocation of damages to Lorillard ranged from 3% to 65% of the total judgment amount. Each of these cases is in the early stages of appeal, except for one case which Lorillard resolved for $246,000. From an industry perspective, verdicts have been returned in 53 Engle Progeny Cases since the Florida Supreme Court’s 2006 decision to decertify the Engle class, 47 in which Lorillard was not a defendant at trial. Juries awarded compensatory and punitive damages in 18 of these trials. In 12 of the trials, the juries’ awards were limited to compensatory damages. In the 17 remaining trials, juries found in favor of the defendants. The 18 punitive damage awards have ranged from $50,000 to $244 million. A significant number of these judgments are being appealed in federal and state courts, and the outcome of one or more of these appeals could impact the other Engle Progeny Cases. The large number of cases along with the multiple complexities and uncertainties discussed above prevent us from estimating the amount or range of aggregate potential loss for the Engle Progeny Cases. It has been our experience and we continue to expect that the above complexities and uncertainties will not be clarified until the late stages of litigation, which typically takes several years.

As a result of the many variables, uncertainties and complexities discussed above, at the time we filed the Annual Report, we did not have a basis on which to, and therefore were not able to, reasonably estimate a possible loss or range of loss that could result from the material litigation pending against Lorillard. We do not believe it would be appropriate to include in our periodic reports an aggregate range of loss when we are unable to provide a reasonable estimate of the possible loss as required by ASC 450. While we cannot reasonably estimate a range of loss, we do provide in Note 19 detailed disclosure of the nature of each material matter, the procedural history and the outcome of similar matters in which we and the tobacco industry have been involved in order to allow the reader to evaluate the potential magnitude of such claims.

In future filings, as long as it is applicable, we will include the following disclosure within the “Legal Proceedings” footnote to Lorillard’s Consolidated Financial Statements to clarify for the reader our policy regarding loss accruals and disclosures and why we are not able to estimate an amount or range of possible loss in pending litigation:

“Loss Accrual and Disclosure Policy

Lorillard establishes accruals in accordance with Accounting Standards Codification Topic 450, Contingencies, when a material litigation liability is both probable and can be reasonably estimated. There are a number of factors impacting Lorillard’s ability to estimate the possible loss or a range of loss, including the specific facts of each matter; the legal theories proffered by plaintiffs and legal defenses available to Lorillard Tobacco and Lorillard, Inc.; the wide-ranging outcomes reached in similar cases; differing procedural and substantive laws in the various jurisdictions in which lawsuits have been filed, including whether punitive damages may be pursued or are permissible; the degree of specificity in a plaintiff’s complaint; the history of the case and whether discovery has been completed; plaintiffs’ history of use of Lorillard Tobacco’s cigarettes relative to those of the other defendants; the attribution of damages, if any, among multiple defendants; the application of contributory and/or comparative negligence to the allocation of damage awards among plaintiffs and defendants; the likelihood of settlements for de minimus amounts prior to trial; the likelihood of success at trial; the likelihood of success on appeal; and the impact of current and pending state and federal appellate decisions. It has been Lorillard’s experience and is its continued expectation that the above complexities and uncertainties will not be clarified until the late stages of litigation. For those reasonably possible loss contingencies for which an estimate of the possible loss or range of loss cannot be made, Lorillard discloses the nature of the litigation and any developments as appropriate.

Lorillard monitors the status of all outstanding litigation on an ongoing basis in order to determine the probability of loss and assess whether an estimate of the possible loss or range of loss can be determined. In evaluating litigation, Lorillard considers, among other things, the nature of the claims; the jurisdiction in which the claims have been filed and the law and case law developed in that jurisdiction; the experience of plaintiffs’ counsel in this type of litigation; the parties’ respective litigation strategies; the stage of the proceedings; the outcome of the matters at trial or on appeal; the type and amount of damages claimed by plaintiffs; the outcomes and damage awards, if any, for similar matters brought against Lorillard and/or the tobacco industry; and the possibility and likelihood of success on appeal. Lorillard’s assessment of a possible loss or range of loss is based on its assessment of the final outcome of the litigation upon the conclusion of all appeals.

Lorillard records provisions in the consolidated financial statements for pending litigation when it determines that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. Except for the impact of the State Settlement Agreements as described above, while it is reasonably possible that a loss has been incurred, (i) management has concluded that it is not probable that a loss has been incurred in any material pending litigation against Lorillard, (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in any material pending litigation due to the many variables, uncertainties and complexities described above, and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for possible losses related to material pending litigation. It is possible that Lorillard’s results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially adversely affected by an unfavorable outcome or settlement of certain pending or future litigation or an inability to secure bonds where required to stay the execution of judgments on appeal.”

Please note that we paid the judgment and accrued interest in the Scott case in August 2011 and no longer have an accrual for this matter.

In connection with our response to the Comment Letter, Lorillard acknowledges the following:

•	Lorillard is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes made by Lorillard to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Lorillard’s filings; and

•	Lorillard may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please contact the undersigned at (336) 335-7668 or via facsimile at (336) 335-7755.

Sincerely,

/s/ David H. Taylor

Executive Vice President, Finance and Planning and Chief Financial Officer

cc:	Jeff Kirkland, Deloitte & Touche LLP